Exhibit 99.1

Management’s Discussion & Analysis

As at May 3, 2011

Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations of Emera Inc. and its primary subsidiaries and investments during the first quarter of 2011 relative to 2010, and its financial position as at March 31, 2011 relative to December 31, 2010. To enhance shareholders’ understanding, certain multi-year historical financial and statistical information is presented.

This discussion and analysis should be read in conjunction with the Emera Inc. unaudited condensed consolidated financial statements and supporting notes as at and for the three month period ended March 31, 2011 and the Emera Inc. MD&A and annual audited consolidated financial statements and supporting notes as at and for the year ended December 31, 2010, prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). Effective January 1, 2011, Emera follows United States Generally Accepted Accounting Principles (“USGAAP”), including the application of rate-regulated accounting policies for Emera’s rate-regulated subsidiaries.

The accounting policies used by Emera’s rate-regulated entities may differ in regard to the timing of recognition of certain assets, liabilities, revenue and expenses, from those used by Emera’s non rate-regulated subsidiaries. Emera’s rate-regulated subsidiaries include:

•	Nova Scotia Power Inc. (“NSPI”), NSPI’s accounting policies are subject to examination and approval by the Nova Scotia Utility and Review Board (“UARB”);

•

Bangor Hydro Electric Company (“Bangor Hydro”) and Maine Public Service Company (“MPS”), a wholly-owned subsidiary of Maine and Maritimes Corporation (“MAM”), Bangor Hydro and MPS’ accounting policies are subject to examination and approval by the Maine Public Utilities Commission (“MPUC”) and the Federal Energy Regulatory Commission (“FERC”);

•

The Barbados Light & Power Company Limited (“BLPC”), a wholly-owned subsidiary of Light & Power Holdings Ltd. (“LPH”),BLPC’s accounting policies are subject to examination and approval by the Fair Trading Commission, Barbados, an independent regulator;

•	Grand Bahama Power Company Limited (“GBPC”), GBPC’s accounting policies are subject to examination and approval by The Grand Bahama Port Authority; and

•	Emera Brunswick Pipeline Company Ltd. (“Brunswick Pipeline”), regulated by the National Energy Board (“NEB”).

Throughout this discussion, “Emera Inc.”, “Emera” and “company” refer to Emera Inc. and all of its consolidated subsidiaries and affiliates.

All amounts are in Canadian dollars (“CAD”) except for the Maine Utility Operations section of the MD&A, which is reported in US dollars (“USD”) unless otherwise stated.

Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Forward Looking Information

This MD&A contains forward-looking information and statements which reflect the current view with respect to the company’s objectives, plans, financial and operating performance, business prospects and opportunities. Certain factors that may affect future operations and financial performance are discussed in the Outlook section of the MD&A. Wherever used, the words “may”, “will”, “intend”, “estimate”, “plan”, “believe”, “anticipate”, “expect”, “project” and similar expressions are intended to identify such forward-looking information or statements and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved.

Although Emera believes such forward-looking information and statements are based on reasonable assumptions, this information and statements are subject to certain risks, uncertainties and assumptions pertaining to, but not limited to, operating performance, regulatory requirements, weather, general economic conditions, commodity prices, interest rates and foreign exchange rates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Emera disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Structure of MD&A

This MD&A reflects a change to USGAAP, effective January 1, 2011. Information derived from the Consolidated Statements of Income and Consolidated Balance Sheets for and as at March 31, 2010, along with other select financial information for 2010 and 2009 has been adjusted to USGAAP. All prior period comparative information that has been adjusted to USGAAP is clearly labeled “adjusted”.

This MD&A begins with an Introduction and Strategic Overview followed by the Consolidated Financial Review of the consolidated Statements of Income, Balance Sheets and Statements of Cash Flows highlights and outstanding share data; then presents information separately on its:

•	Nova Scotia utility, NSPI

•	Maine Utility Operations (Bangor Hydro and MAM, the parent of MPS)

•	Caribbean Utility Operations (LPH, the parent company of BLPC, GBPC, ICD Utilities Limited (“ICDU”) and St. Lucia Electricity Services (“Lucelec”))

•	Pipelines (Brunswick Pipeline and Maritimes & Northeast Pipeline (“M&NP”)).

•

All Other operations which are grouped and discussed under Services, Renewables and Other Investments and include Emera Energy (Emera Energy Services, Bayside Power Limited Partnership (“Bayside Power”), Bear Swamp Power Company LLC. (“Bear Swamp”), Emera Utility Services (“EUS”), Algonquin Power and Utilities Corp. (“APUC”), California Pacific Utilities Ventures, LLC (“CPUV”) and Atlantic Hydrogen Inc. (“AHI”)).

•	Corporate, which pertains to corporate-wide functions.

The Outlook, Liquidity and Capital Resources, Transactions with Related Parties, Risk Management and Financial Instruments and Summary of Quarterly Results sections of the MD&A are presented on a consolidated basis.

INTRODUCTION AND STRATEGIC OVERVIEW

Emera Inc. is an energy and services company with $6.5 billion in assets. The company invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests throughout northeastern North America, in three Caribbean countries and in California.

Emera’s goal is to deliver annual consolidated income growth of 4 percent to 6 percent and to build and diversify its income base with a focus on cleaner energy in its markets. Emera will continue to seek growth from its existing business and will leverage its core strength in the electricity business as it pursues both acquisitions and greenfield development opportunities in regulated electricity transmission, distribution and low risk generation.

Over 80 percent of Emera’s net income is earned by its rate-regulated subsidiaries. Emera’s remaining income is earned by a growing group of strategic investments that are expected to contribute more significantly to Emera’s net income in the coming years.

The success of Emera’s rate-regulated subsidiaries is integral to the creation of shareholder value, providing strong, predictable income and growing cash flows to fund dividends and reinvestment.

Non – GAAP Financial Measures

Emera uses financial measures that do not have a standardized meaning under USGAAP.

NSPI

“Electric margin” is a non-GAAP financial measure used by NSPI and is defined as electric revenues less “Regulated fuel for generation and purchased power” and “Regulated fuel for generation and purchased power – affiliates”, net of the “Regulated fuel adjustment”, fuel related foreign exchange losses or gains and other fuel related costs. This measure is disclosed as management believes it provides useful information regarding the impact of the fuel adjustment mechanism (“FAM”) on NSPI’s operations. Electric margin is discussed in the Review of 2011 – NSPI section.

Emera Energy – Bear Swamp

“Earnings per common share – basic, absent the Bear Swamp after-tax mark-to-market adjustment”, “Contribution to consolidated net income, absent the Bear Swamp after-tax mark-to-market adjustment” and “Contribution to consolidated net income per common share, absent the Bear Swamp after-tax mark-to-market adjustment” are non-GAAP financial measures used by Emera. Management discloses these financial measures as it believes the inclusion of the mark-to-market adjustment in Emera Energy’s financial results does not accurately reflect its operational performance. Many investors use this financial measure to assess Emera’s overall financial performance. The adjustment is discussed further in the Consolidated Financial Review – Significant Items section and the Review of 2011 – Services, Renewables and Other Investments section.

Services, Renewables and Other Investments

Earnings before interest and taxes (“EBIT”) is a non-GAAP financial measure used by Emera and is defined as “Income” before “Interest expense, net” and “Income tax expense (recovery)”. This measure is disclosed as management believes it provides useful information on how management views the operations of Emera Energy and Emera Utility Services. EBIT is discussed in the Services, Renewables and Other Investments Review of 2011 section.

CONSOLIDATED FINANCIAL REVIEW

Consolidated Financial Highlights

millions of Canadian dollars (except per share amounts)	Three months ended March 31
	2011	2010 (adjusted)
Operating revenues	$554.6	$438.5
Consolidated net income attributable to common shareholders	123.6	77.8
Earnings per common share – basic	1.06	0.68
Earnings per common share – diluted	1.03	0.67

Dividends per common share declared	0.3250	0.2725

	Three months ended March 31
Operating Unit Contributions	2011	2010 (adjusted)
NSPI	$63.6	$65.2
Maine Utility Operations	9.4	5.6
Caribbean Utility Operations	29.6	0.2
Pipelines	6.8	8.3
Services, Renewables and Other Investments	20.6	(0.6)
Corporate	(6.4)	(0.9)

Consolidated net income attributable to common shareholders	$123.6	$77.8

Net income applicable to common shares, absent the Bear Swamp after-tax mark-to-market adjustment	$122.4	$82.1
Earnings per common share – basic	$1.06	$0.68
Earnings per common share – basic, absent the Bear Swamp after-tax mark-to-market adjustment	$1.05	$0.72

Developments

Emera

Common Share Financing

On March 16, 2011, Emera completed its offering of 6,359,500 common shares, including the exercise of the over-allotment option of 829,500 common shares, at $31.70 per common share, for net proceeds of approximately $196.0 million. The net proceeds of the offering will be used for general corporate purposes, including repayment of indebtedness under Emera’s credit facility.

Strategic Partnership with Algonquin Power and Utilities Corp.

Closing of the California Pacific Transaction

On January 1, 2011, Emera and APUC closed their acquisition of the California-based electricity distribution and related generation assets of NV Energy, Inc. for total consideration of $134.2 million CAD ($131.8 million USD), subject to final adjustments. Emera and APUC own and operate these assets through a newly formed utility company, California Pacific Electric Company, LLC (“California Pacific”). Emera and APUC own respectively a 49.999 percent and 50.001 percent interest in CPUV, which wholly-owns California Pacific. The amount paid by Emera for its 49.999 percent equity investment in the common shares of CPUV is $31.5 million CAD ($30.9 million USD).

Pursuant to an April 2009 subscription receipts agreement with APUC, upon the closing of the California Pacific transaction, as described above, Emera exchanged subscription receipts it acquired in 2009 into 8.523 million APUC common shares issued at $3.25 per share, resulting in an after-tax gain of $12.8 million. This gain is recorded in “Other income (expenses), net” on Emera’s Consolidated Statements of Income for the three months ended March 31, 2011. As a result of this transaction, Emera currently owns an approximate 8.2 percent equity interest in APUC.

New Hampshire Transaction

On March 25, 2011, Emera purchased 12 million subscription receipts from APUC at an issue price of $5.00 each for a total purchase price of $60 million. Emera issued a promissory note in exchange for the subscription receipts. The subscription receipts are convertible to 12 million APUC common shares upon the acquisition by APUC’s regulated subsidiary, Liberty Energy Utilities Co., of all issued and outstanding shares of Granite State Electric Company and Energy North Natural Gas Inc., two regulated electric utilities, currently owned by National Grid USA (the “New Hampshire”). The acquisition is subject to applicable regulatory approvals. The purchase of subscription receipts has received final Toronto Stock Exchange approval.

Assuming the completion of the New Hampshire Transaction, which is expected in late 2011, and the associated conversion of the subscription receipts to APUC common shares, and the exercise of Emera’s anti-dilution rights, Emera’s percentage ownership interest in APUC will increase to approximately 15 percent. Proceeds from the subscription receipts will be used by APUC to finance a portion of this acquisition.

The subscription receipts are recorded in “Other assets” at cost as they do not have a quoted market price in an active market. The promissory note is recorded in “Short-term debt” and measured at its amortized cost using the effective interest method. The carrying value of the promissory note approximates its fair value given its short-term nature.

Sale of CPUV to APUC

On April 29, 2011 APUC and Emera entered into a strategic investment agreement (“SIA”) which establishes how APUC and Emera will work together to pursue specific strategic investments of mutual benefit. The SIA outlines “areas of pursuit” for each of APUC and Emera. For APUC, these include investment opportunities relating to unregulated renewable generation, small electric utilities and gas distribution utilities. For Emera, these include investment opportunities related to regulated renewable projects within its service territories and large electric utilities.

Consistent with the framework established by the SIA, Emera has agreed to sell its 49.999 percent direct ownership in CPUV to APUC, subject to California regulatory approval. As consideration, Emera will receive 8.211 million APUC shares in two tranches. Approximately half of the shares will be issued following regulatory approval of the CPUV ownership transfer and the balance of the shares will be issued following completion of California Pacific’s first rate case which is expected to be completed in the first half of 2012. The company paid $31.5 million for its 49.999% interest in CPUV on January 1, 2011. The financial effect on the company will be impacted by changes in the share price of APUC at the time the transaction is finalized and ultimately, by the growth and financial performance of APUC.

Northeast Wind

APUC and Emera announced, on April 30, 2011, their intention to form a partnership with First Wind Holdings LLC (“First Wind”) for its northeastern assets. First Wind’s northeastern assets are comprised of a 370 megawatt (“MW”) portfolio of wind energy projects in northeastern United States, including five operating projects and two projects near operation. These assets will become part of an operating company of which First Wind will own 51 percent. Emera and APUC intend to create a separate joint venture (“Northeast Wind”), which will own 49 percent of the operating company. Emera will own 75 percent of Northeast Wind and APUC will own the balance. Northeast Wind will invest a total of $333 million USD to acquire the 49 percent ownership of the operating company; this includes a $150 million USD loan to the operating company. Emera will finance the transaction through existing credit facilities subject to lender approval.

In addition to its ownership interest in the operating company, First Wind will serve as its managing partner and continue to operate the projects.

The transaction requires certain state, federal regulatory approvals, among others, and is expected to close by the end of the year.

APUC’s financing plans for the Northeast Wind transaction include an agreement with Emera for Emera to acquire $37 million of subscription receipts in APUC at a price of $5.37 per share. This transaction, along with the sale of CPUV to APUC described above, provides Emera with the opportunity to increase its ownership interest in APUC up to 25 percent, subject to APUC shareholder approval.

Emera’s total investment in the Northeast Wind transaction will be approximately $287 million.

The Barbados Light & Power Company Limited

On December 20, 2010, Emera offered to purchase all issued and outstanding common stock of LPH, the parent company of BLPC, at a cash price of $25.70 Barbadian dollars. The offer closed on January 24, 2011, and on January 25, 2011, Emera purchased 7.2 million shares representing an additional interest of 41.6 percent. With this additional investment of $92.0 million, Emera became the majority shareholder of LPH, with a total interest of 79.6 percent. Based on the purchase price allocation, as determined under USGAAP, the fair value of the net assets acquired in the LPH acquisition exceeded the purchase price by $28.0 million, which Emera has recorded as a non-taxable gain in “Other income (expenses), net” on Emera’s Consolidated Statements of Income for the three months ended March 31, 2011. Further information on the gain is provided in Significant Items.

US Securities and Exchange Commission Registration

On February 23, 2011, Emera registered its debt securities, first preferred shares and second preferred shares under the US Securities Act of 1933, as amended, by filing a Form F-9 registration statement with the US Securities and Exchange Commission.

NSPI

Light–emitting Diode Streetlight Legislation

On April 21, 2011, the Nova Scotia Government introduced legislation requiring light-emitting diode (“LED”) lighting to be mandatory on Nova Scotia’s roads and highways; this legislation builds on previous initiatives focused on energy efficiency and environmental responsibility. The cost to convert to LED lighting province-wide is estimated to be $100 million. NSPI is responsible for approximately 90 percent of the conversion within the Province, with the other 10 percent to be replaced by municipalities. The streetlight conversions are to be completed within five years with NSPI’s related capital costs subject to UARB review and approval.

Nova Scotia Provincial Environmental Regulations

On April 11, 2011, the Nova Scotia Government announced that the cap on the annual amount of new forest biomass that can be used to generate electricity will be lowered by 30 per cent to 350,000 dry tonnes per year to protect the sustainability of Nova Scotia’s forests. NSPI’s 60 MW Port Hawkesbury Biomass Project is not affected by this announcement.

On April 8, 2011, the Nova Scotia Government introduced the Electricity Act (amended), to facilitate the eligibility of energy from the Lower Churchill Project in Labrador as a resource for meeting Nova Scotia’s renewable electricity targets. The amendment will allow regulations to be developed to make the goal of 40 per cent renewable electricity by 2020 a legal requirement.

Digby Wind Renewable Energy Project

On March 9, 2011, the UARB approved a capital work order for the Digby Wind Renewable Energy Project, which included a substation, network upgrades and interconnection costs, in the total amount of $79.8 million. This project went into service in December 2010.

Appointments

On May 2, 2011, James Eisenhauer, FCA was named Chairman of NSPI’s Board of Directors, replacing George A Caines.

Significant Items

Bear Swamp Mark-to-Market Adjustment

As part of its long-term energy and capacity supply agreement, expiring in 2021, with the Long Island Power Authority (“LIPA”), Bear Swamp has contracted with its joint venture partner to provide the power necessary to produce the requirements of the LIPA contract. One of the contracts between Bear Swamp and Emera’s joint venture partner is marked-to-market through income, as it does not meet the stringent accounting requirements of hedge accounting.

As of March 31, 2011, the fair value of the net derivative was a net liability of $5.9 million (December 31, 2010 – $8.2 million net liability), which is subject to market volatility of power prices, and will reverse over the life of the agreement as it is realized.

The mark-to-market adjustment relating to this position was as follows:

millions of Canadian dollars (except earnings per common share)	Three months ended March 31
	2011	2010 (adjusted)
Mark-to-market gain (loss)	$2.1	$(7.1)
After-tax mark-to-market gain (loss)	$1.2	$(4.3)
Earnings per common share – basic	$1.06	$0.68
Earnings per common share – basic, absent the after-tax mark-to-market adjustment	$1.05	$0.72

Gain on Exchange of Subscription Receipts to Shares

Pursuant to an April 2009 subscription receipts agreement with APUC, upon the closing of the California Pacific transaction on January 1, 2011, Emera exchanged the subscription receipts it acquired in April 2009 into 8.523 million APUC common shares, issued at $3.25 per share. This resulted in an after-tax gain of $12.8 million. As a result of this transaction, Emera currently owns an approximate 8.2 percent equity interest in APUC.

Gain on Business Acquisition

Based on the preliminary purchase price allocation, as determined under USGAAP, the fair value of the net assets acquired in the LPH acquisition of an additional interest of 41.6 percent, exceeded the purchase price by $28.0 million, which Emera has recorded as a non-taxable gain in “Other income (expenses), net” on Emera’s Consolidated Statements of Income for the three months ended March 31, 2011.

Based on the preliminary purchase price allocation in Q2 2010, under USGAAP, Emera recognized a non-taxable gain of $22.4 million on its acquisition of a 38 percent interest in LPH.

REVIEW OF 2011

Emera Inc.’s consolidated net income increased $42.2 million to $123.6 million in Q1 2011 compared to $77.8 million in Q1 2010 (adjusted). Highlights of the changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Consolidated net income attributable to common shareholders – 2010 (adjusted)	$77.8
NSPI – Decreased net income due primarily to increased operating, maintenance and general costs and depreciation, partially offset by increased electric margin and decreased income taxes	(1.6)
Maine Utility Operations – Increased net income due to higher transmission pool revenue due to the recovery of regionally funded transmission investments and acquisition of MAM	3.8
Caribbean Utility Operations – Increased net income due to recognition of a non-taxable gain of $28.0 million on acquisition and an increased investment in LPH and GBPC	29.4
Pipelines – Decreased net income primarily due to change in the mark-to-market of currency hedges year-over-year	(1.5)
Services, Renewables and Other Investments – Increased net income primarily due to an after-tax gain of $12.8 million on APUC subscription receipts, a positive change in the fair value of the net derivatives in Bear Swamp, and stronger energy marketing results	21.2
Corporate – Increased costs due primarily to increased deferred compensation, corporate activities associated with business growth and preferred shares dividends	(5.5)

Consolidated net income attributable to common shareholders – 2011	$123.6

Basic earnings per share are $1.06 in Q1 2011 compared to $0.68 in Q1 2010.

Consolidated Balance Sheets Highlights

Significant changes in the consolidated balance sheets between March 31, 2011 and December 31, 2010 (adjusted) include:

millions of Canadian dollars	Increase (Decrease)	Explanation
Assets
Cash and cash equivalents	$72.8	See consolidated cash flow highlights section.
Restricted cash	(42.8)	Decreased due primarily to use of restricted cash in the quarter related to purchase of APUC subscription receipts offset in part by acquired restricted cash in LPH.
Receivables, net	53.7	Increased due primarily to acquisition of LPH and due to seasonal business trends.
Deferred income taxes (current and long-term)	(15.1)	Decreased deferred income tax asset on net pension liability, and increased deferred income tax liability on property, plant and equipment, including renewable investments, resulting in reclassification to deferred income taxes liability.
Regulatory assets (current and long-term)	15.5	Increased deferred income taxes regulatory asset and increased FAM regulatory asset, partially offset by regulatory amortization.
Prepaid expenses	21.0	Timing of provincial grants in lieu of taxes and insurance payments.
Other assets (current and long-term)	30.8	Increased primarily due to purchase of APUC subscription receipts.
Property, plant & equipment – net of accumulated depreciation	288.9	Increased mostly due to acquisition of LPH and capital spending.
Net investment subject to significant influence	(30.1)	Decreased due primarily to acquisition of LPH partially offset by the Algonquin and California Pacific investments.
Available-for-sale investment	48.3	Increased due to acquisition of LPH.
Liabilities and Shareholders’ Equity
Short-term debt and long-term debt (including current portion)	$25.6	Increased primarily due to acquisition of LPH.
Regulatory liabilities (current and long-term)	26.8	Increased due to acquisition of LPH, partially offset by decreased deferred income taxes regulatory liability.
Other liabilities (current and long-term)	13.6	Increased due to acquisition of LPH and timing of payments.
Deferred income taxes (current and long-term)	45.6	Increased deferred income tax liability on property, plant and equipment, including renewable investments, and decreased deferred income tax asset on net pension liability, resulting in reclassification of deferred income tax assets.
Common stock	205.8	Issuance of common shares.
Accumulated other comprehensive loss	(12.3)	Primarily due to the unfavorable effect of the CAD on Emera’s foreign investments.
Non-controlling interest	59.7	Increased primarily due to acquisition of LPH.
Retained earnings	86.2	Net income of Emera Inc. in excess of dividends declared and other stock-based compensation.

Consolidated Cash Flow Highlights

Significant changes in the consolidated statements of cash flows between March 31, 2011 and 2010 (adjusted) include:

Three months ended March 31 millions of Canadian dollars	2011	2010 (adjusted)	Explanation
Cash and cash equivalents, beginning of period	$7.3	$20.2
Provided by (used in):
Operating activities	69.3	(2.6)	In 2011, increased cash income and non-cash working capital.
			In 2010, increased non-cash working capital, partially offset by cash income.
Investing activities	(142.6)	(68.3)	In 2011, increased investment in LPH, capital spending, including NSPI spending on multi-year projects and renewable investments.
			In 2010, capital spending, including NSPI spending on multi-year projects and renewable investments.
Financing activities	145.8	60.2	In 2011, issuance of common shares, partially offset by decreased debt levels.
			In 2010, increased debt levels, partially offset by dividends on common shares.
Foreign currency impact on cash balances	0.3	0.4

Cash and cash equivalents, end of period	$80.1	$9.9

Outstanding Share Data

Issued and Outstanding:	Millions of Shares	Common Stock millions of Canadian dollars (adjusted)
December 31, 2009	112.98	$1,097.9
Issued for cash under purchase plans	1.32	32.8
Options exercised under senior management stock option plan	0.32	6.0
Stock-based compensation	—	1.1
December 31, 2010	114.62	$1,137.8
Issuance of common stock	6.36	196.0
Issued for cash under purchase plans	0.31	9.0
Options exercised under senior management stock option plan	0.02	0.5
Stock-based compensation	—	0.3

March 31, 2011	121.31	$1,343.6

As at April 19, 2011 the number of issued and outstanding common stock was 121.38 million.

NSPI

Overview

NSPI is a fully-integrated regulated electric utility with $3.9 billion of assets and the primary electricity supplier in Nova Scotia. NSPI provides electricity generation, transmission and distribution services to approximately 490,000 customers. NSPI is regulated by the UARB under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provide an appropriate return to investors. NSPI’s prescribed regulated return on equity (“ROE”) range for 2011 is 9.1 percent to 9.6 percent, based on an actual regulated common equity component of up to 40 percent of average regulated capitalization.

Review of 2011

NSPI Q1 Net Income

millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Operating revenues – regulated	$371.2	$342.8

Regulated fuel for generation and purchased power	168.9	179.6
Regulated fuel for generation and purchased power – affiliates	2.1	1.6
Regulated fuel adjustment	(5.8)	(39.4)
Operating, maintenance and general	65.5	54.9
Provincial grants and taxes	9.6	10.0
Depreciation and amortization	42.6	41.1

Total operating expenses	282.9	247.8

Income from operations	88.3	95.0
Other income (expenses), net	(2.2)	(3.6)
Interest expense, net	26.9	26.1

Income before provision for income taxes	59.2	65.3
Income tax expense (recovery)	(6.4)	(1.9)

Net income	65.6	67.2
Preferred stock dividends	2.0	2.0

Contribution to consolidated net income	$63.6	$65.2

Contribution to consolidated earnings per common share	$0.55	$0.57

NSPI’s contribution to consolidated net income decreased $1.6 million to $63.6 million in Q1 2011 compared to $65.2 million in Q1 2010 (adjusted). Highlights of the income changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Contribution to consolidated net income – 2010 (adjusted)	$65.2
Increased electric margin (see Electric Margin section for explanation)	5.8
Increased operating, maintenance and general expenses due primarily to increased pension costs, labour escalation and higher plant maintenance costs	(10.6)
Increased net depreciation and amortization due primarily to increased property, plant and equipment, partially offset by decreased regulatory amortization	(1.2)
Decreased income taxes due primarily to decreased income before provision for income taxes and a lower statutory income tax rate	4.5
Other	(0.1)

Contribution to consolidated net income – 2011	$63.6

Operating Revenues – Regulated

NSPI’s operating revenues – regulated include sales of electricity and other services. The components of operating revenues – regulated are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Electric revenues	$363.4	$337.5
Other revenues	7.8	5.3

Operating revenues – regulated	$371.2	$342.8

Electric Revenues

Electric sales volume is primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal, with Q1 and Q4 the strongest periods, reflecting colder weather and fewer daylight hours in the winter season.

NSPI’s residential load generally comprises individual homes, apartments and condominiums. Commercial customers include small retail operations, large office and commercial complexes, and the province’s universities and hospitals. Industrial customers include manufacturing facilities and other large volume operations. Other revenues consist of export sales, sales to municipal electric utilities and revenues from street lighting.

Q1 Electric Sales Volumes

Gigawatt hours (“GWh”)
	2011	2010	2009
Residential	1,445	1,390	1,432
Commercial	872	849	877
Industrial	987	965	839
Other	87	86	98

Total	3,391	3,290	3,246

Q1 Electric Revenues

millions of Canadian dollars
	2011	2010	2009
Residential	$185.2	$172.3	$179.2
Commercial	95.2	88.4	93.1
Industrial	71.7	66.2	63.9
Other	11.3	10.6	11.6

Total	$363.4	$337.5	$347.8

NSPI’s electricity rates are set based on forecasted fuel and non-fuel costs plus a reasonable return to investors. Consequently, NSPI’s electric revenues are comprised of revenues related to the recovery of fuel costs (“fuel electric revenues”) and revenues related to the recovery of non-fuel costs (“non-fuel electric revenues”).

With the introduction of the FAM on January 1, 2009, NSPI is able to seek full recovery of fuel costs through regularly scheduled rate adjustments, thus reducing the impact of volatile fuel markets on NSPI’s income. As a result, fuel electric revenues do not have a material effect on NSPI’s net income.

NSPI’s customer segments contribute differently to its non-fuel electric revenues. Changes in volume of residential and commercial customers, largely due to weather, have the largest effect on non-fuel electric revenues. Changes in industrial load, which are generally due to economic conditions, do not have a significant effect on non-fuel electric revenues.

The fuel electric revenues are comprised of the recovery of fuel costs incurred in the current year and the over – or under – recovery of fuel costs from the preceding periods. Since fuel costs are recovered through the FAM, the electric margin is influenced primarily by revenues relating to non-fuel costs and the FAM incentive expense or recovery. Electric revenues are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010
Fuel electric revenues – current year	$155.2	$148.7
Fuel electric revenues – prior years recovery (rebate)	8.2	(6.4)
Non-fuel electric revenues	200.0	195.2

Electric revenues	$363.4	$337.5

Electric revenues increased $25.9 million to $363.4 million in Q1 2011 compared to $337.5 million in Q1 2010. Highlights of the changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Electric revenues – 2010	$337.5
Increased fuel related electricity pricing effective January 1, 2011	14.1
Increased residential and commercial sales volumes	8.6
Increased industrial sales volume	2.9
Other	0.3

Electric revenues – 2011	$363.4

Electric Margin

As noted above, NSPI’s fuel costs are recoverable from customers through the FAM. Differences between actual fuel costs and amounts recovered from customers through electricity rates in a period are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent period. The primary effect on electric margin and net income in relation to the recovery of fuel costs is the incentive component of the FAM, with NSPI retaining or absorbing 10 percent of the over—or under-recovered amount less the difference between the incentive threshold and the base amount to a maximum of $5 million.

NSPI’s electric margin is influenced by non-fuel revenues and the FAM incentive. NSPI’s electric margin is summarized in the following table:

millions of Canadian dollars	Three months ended March 31
	2011	2010
Electric revenues	$363.4	$337.5
Regulated fuel for generation and purchased power, including affiliates	(171.0)	(181.2)
Regulated fuel adjustment	5.8	39.4
Other fuel related costs	0.5	(2.8)

Electric margin	$198.7	$192.9

NSPI’s electric margin increased $5.8 million to $198.7 million in Q1 2011 compared to $192.9 million in Q1 2010 due primarily to increased residential and commercial sales as a result of load growth and colder weather.

Q1 Average Electric Margin / Megawatt hour (“MWh”)

	2011	2010	2009
Dollars per MWh	$59	$59	$62

Regulated Fuel for Generation and Purchased Power

Q1 Production Volumes

GWh
	2011	2010	2009
Coal and petcoke	2,217	2,299	2,377
Natural gas	661	650	304
Oil	23	6	262
Renewables	415	286	313
Purchased power	271	221	205

Total	3,587	3,462	3,461

Purchased power includes 182 GWh of renewables in Q1 2011 (2010 – 109 GWh; 2009 – 80 GWh).

Q1 Average Unit Fuel Costs

	2011	2010	2009
Dollars per MWh	$48	$52	$43

Regulated fuel for generation and purchased power, including affiliates decreased $10.2 million to $171.0 million in Q1 2011 compared to $181.2 million in Q1 2010. Highlights of the changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Regulated fuel for generation and purchased power, including affiliates – 2010	$181.2
Decreased commodity prices	(13.2)
Increased hydro and wind production	(10.2)
Favourable solid fuel commodity mix and additives related to emission compliance	(10.0)
Unfavorable changes in generation mix and plant performance	10.5
Increased sales volume	7.6
Valuation of contract receivable (see distribution below)	5.4
Other	(0.3)

Regulated fuel for generation and purchased power, including affiliates – 2011	$171.0

The valuation of the contract receivable from a natural gas supplier required NSPI to utilize a combination of historical and future natural gas prices. NSPI used market-based forward indices when determining future prices. The natural gas supply contract settled in November 2010.

Regulated Fuel Adjustment

In December 2010, as part of the FAM regulatory process, the UARB approved NSPI’s setting of the 2011 base cost of fuel and the under-recovered fuel related costs from prior years. The UARB approved the recovery of the prior year cost balance from customers over three years effective January 1, 2011, with 50 percent to be recovered in 2011, 30 percent in 2012 and 20 percent in 2013.

The regulated fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and two preceding years. The difference between actual fuel costs and amounts recovered from customers in the current period is included in “Regulated fuel adjustment”. This amount, net of the incentive component, is deferred to a FAM regulatory asset in “Regulatory assets” or a FAM regulatory liability in “Regulatory liabilities”. The 2011 regulated fuel adjustment also includes the recovery from customers of a portion of the under-recovered fuel costs from prior years as approved by the UARB as noted above.

The FAM regulatory asset or liability includes amounts recognized as a regulated fuel adjustment and associated interest included in “Interest expense – net”.

Details of the regulated fuel adjustment deferral related to the FAM are summarized in the following table:

millions of Canadian dollars	2011
FAM regulatory asset – Balance at January 1	$92.9
Under-recovery of current period fuel costs	14.2
Recovery from customers from prior periods	(6.4)

FAM regulatory asset – Balance at March 31	$100.7

Income Taxes

Income taxes are lower in Q1 2011 compared to Q1 2010 primarily due to decreased income before provision for income taxes and a lower statutory income tax rate. During Q1 2011, NSPI continued to claim accelerated tax deductions for property, plant and equipment resulting in an income tax recovery.

MAINE UTILITY OPERATIONS

Maine Utility Operations includes Bangor Hydro and MAM, the parent company of MPS. All amounts in the Maine Utility Operations section are reported in USD unless otherwise stated.

Overview

Bangor Hydro and MPS are both transmission and distribution (“T&D”) electric utilities. Bangor Hydro has approximately $742.1 million of assets and serves approximately 118,000 customers in eastern Maine. MPS has approximately $142.4 million of assets and serves approximately 36,000 customers in northern Maine.

Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the energy delivered through both utilities’ T&D networks. Both utilities operate under a traditional cost-of-service regulatory structure.

MAM was purchased in late December 2010, thus its results are not included in the March 31, 2010 comparative information.

Review of 2011

Maine Utility Operations’ Q1 Net Income

millions of US dollars (except per share amounts)	Three months ended March 31
	2011	2010 (adjusted)
Operating revenues – regulated	$53.3	$38.9
Regulated fuel for generation and purchased power	12.5	12.2
Operating, maintenance and general	13.1	9.7
Provincial, state and municipal taxes	2.4	1.9
Depreciation and amortization	7.5	5.1
Total operating expenses	35.5	28.9
Income from operations	17.8	10.0
Other income (expenses), net	0.7	0.9
Interest expense, net	3.1	2.6
Income before provision for income taxes	15.4	8.3
Income tax expense (recovery)	5.9	2.9
Contribution to consolidated net income – USD	$9.5	$5.4
Contribution to consolidated net income – CAD	$9.4	$5.6
Contribution to consolidated earnings per common share – CAD	$0.08	$0.05
Net income weighted average foreign exchange rate – CAD/USD	$0.99	$1.04

Maine Utility Operations’ contribution to consolidated net income increased by $4.1 million to $9.5 million in Q1 2011 compared to $5.4 million in Q1 2010 (adjusted). Highlights of the net income changes are summarized in the following table:

millions of US dollars	Three months ended March 31
Contribution to consolidated net income – 2010 (adjusted)	$5.4
Higher transmission pool revenue in Bangor Hydro due to recovery of regionally funded transmission investments	3.0
Increased Bangor Hydro transmission pool expenses, a component of regulated fuel for generation and purchased power, due to higher charges for Bangor Hydro’s share of regionally funded transmission expenses	(0.6)
MAM net income, which was acquired in Q4 2010	2.0
Other	(0.3)

Contribution to consolidated net income – 2011	$9.5

Maine Utility Operations’ contribution to consolidated net income – CAD decreased $0.5 million compared to 2010 due to the impact of the stronger CAD.

Operating Revenues – Regulated

Q1 Electric Sales Volumes

GWh
	2011	2010	2009
Residential	215	153	162
Commercial	216	147	151
Industrial	91	78	79
Other	3	4	2

Total	525	382	394

Q1 Operating Revenues – Regulated

millions of US dollars
	2011	2010 (adjusted)	2009 (adjusted)
Residential electric revenue	$18.5	$12.5	$13.1
Commercial electric revenue	15.0	8.9	8.7
Industrial electric revenue	2.9	2.5	2.7
Other electric revenue	2.7	3.0	2.6

Total electric revenues	$39.1	$26.9	$27.1
Resale of purchased power	4.4	5.2	4.8
Transmission pool revenue	9.8	6.8	4.9

Operating revenues – regulated	$53.3	$38.9	$36.8

Q1 Average Electric Revenue/MWh

	2011	2010 (adjusted)	2009 (adjusted)
Dollars per MWh	$74	$70	$69

The change in average electric revenue per MWh in 2011 compared to 2010 reflects increases in Bangor Hydro’s transmission rates on June 1, 2010. MAM contributed approximately $11 million to Operating revenues – regulated and $2 million to Maine Utility Operations’ Q1 2011 consolidated net income.

CARIBBEAN UTILITY OPERATIONS

Overview

Caribbean Utility Operations includes a:

•	79.6 percent investment in LPH, the parent company of BLPC;

•	50 percent direct and 30.4 percent indirect interest, for a total 80.4 percent interest in GBPC

•	19.1 percent interest in Lucelec, a vertically-integrated electric utility on the island of St. Lucia.

BLPC is a vertically-integrated utility and the sole provider of electricity on the island of Barbados. Fair Trading Commission, Barbados regulates BLPC and has granted it a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on the island until 2028. BLPC is regulated under a cost-of-service model with rates set to recover prudently incurred costs of providing electricity service to customers, and provide an appropriate return to investors. BLPC’s approved regulated return on assets for 2011 is 10 percent. A fuel pass-through mechanism ensures costs are recovered. Emera acquired control of LPH in January 2011; therefore, it is not included in the March 31, 2010 comparative information. Emera’s initial investment in LPH was in May 2010.

GBPC is the sole utility operator on Grand Bahama Island and serves 19,000 customers. The Grand Bahama Port Authority regulates GBPC and has granted it a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on the island until 2054. There is a fuel pass-through mechanism and flexible tariff adjustment policies to ensure costs are recovered and a reasonable return earned. Control of GBPC was obtained in late December 2010, thus its results are not included in the March 31, 2010 comparative information.

Results from Emera’s investment in Lucelec operations are reported on an equity income basis.

Review of 2011

Caribbean Utility Operations’ Q1 Net Income

millions of Canadian dollars (except per share amounts)	Three months ended March 31
	2011	2010 (adjusted)
Operating revenues – regulated	$73.6	—

Regulated fuel for generation and purchased power	47.2	—
Operating, maintenance and general	18.7	—
Property taxes	0.3	—
Depreciation and amortization	5.0	—

Total operating expenses	71.2	—

Income from operations	2.4	—
Income from equity investment	1.3	$0.1
Other income (expenses), net	28.4	—
Interest expense, net	2.0	—

Income before provision for income taxes	30.1	0.1
Income tax expense (recovery)	0.3	—

Net income	29.8	0.1
Non-controlling interest in subsidiaries	(0.2)	0.1

Contribution to consolidated net income	$29.6	$0.2

Contribution to consolidated earnings per common share	$0.25	—

Caribbean Utility Operations’ contribution to consolidated net income increased by $29.4 million to $29.6 million in Q1 2011 compared to $0.2 million in Q1 2010 (adjusted). Highlights of the net income changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Contribution to consolidated net income – 2010 (adjusted)	$0.2
Increased investment in LPH and GBPC	29.4

Contribution to consolidated net income – 2011	$29.6

Electric Revenue

Q1 Electric Sales Volumes

GWh	2011
Residential	76.6
Commercial	133.8
Industrial	21.1
Other	4.9

Total	236.4

Q1 Average Electric Revenue/MWh

2011
Dollars per MWh	$256.3

Fuel for Generation and Purchased Power

Q1 Production Volumes

GWh	2011
Oil	261.4

Operating Revenues – Regulated

millions of Canadian dollars	2011
Residential electric revenue	$18.7
Commercial electric revenue	37.3
Industrial electric revenue	3.4
Other electric revenue	1.2

Total electric revenue	60.6

Other – service installation revenue and fuel surcharge	13.0

Operating revenues – regulated	$73.6

Q1 Average Unit Fuel Costs/MWh

2011
Residential electric revenue	$180.6

Fuel Pass-Through Mechanisms

BLPC

All BLPC fuel costs pass through to customers through the fuel surcharge. Fair Trading Commission, Barbados has approved the calculation of the fuel surcharge, which is adjusted on a monthly basis. BLPC has the ability to carryover an under-recovery to later months to smooth the fuel surcharge for customers.

GBPC

The current base tariff is calculated based on a price of $20 USD per barrel of oil. The amount by which actual fuel costs exceed $20 USD dollars per barrel is recovered or rebated through the fuel surcharge, which is adjusted on a monthly basis. The methodology for calculating the amount of the fuel surcharge has been approved by The Grand Bahama Port Authority.

PIPELINES

Overview

Pipelines is composed of the company’s investments in a wholly-owned subsidiary, Brunswick Pipeline, and the company’s 12.9 percent interest in M&NP.

Brunswick Pipeline is a 145-kilometre pipeline delivering natural gas from the Canaport™ re-gasified liquefied natural gas (“LNG”) import terminal near Saint John, New Brunswick, to markets in the northeastern United States. The pipeline, which went into service on July 16, 2009, transports LNG for Repsol Energy Canada under a 25 year firm service agreement. The NEB, which regulates Brunswick Pipeline, has classified it as a Group 2 pipeline.

M&NP is a $2 billion, 1,400-kilometre pipeline which transports natural gas from offshore Nova Scotia to markets in Maritime Canada and the northeastern United States.

Review of 2011

Pipelines’ Q1 Net Income

millions of Canadian dollars (except per share amounts)	Three months ended March 31
	2011	2010 (adjusted)
Brunswick Pipeline
Operating revenues – regulated	$12.4	$12.2
Other income (expenses), net	(0.3)	1.3
Interest expense, net	7.4	7.4

Brunswick Pipeline net income	4.7	6.1
Income from equity investment	2.1	2.2

Contribution to consolidated net income	$6.8	$8.3

Contribution to consolidated earnings per common share	$0.06	$0.07

Pipelines’ contribution to consolidated net income decreased by $1.5 million to $6.8 million in Q1 2011 compared to $8.3 million in Q1 2010 (adjusted). Highlights of the income changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Contribution to consolidated net income – 2010 (adjusted)	$8.3
Brunswick Pipeline – decreased net income primarily due to the change in the mark-to-market of currency hedges year-over-year partially offset by financing income from the pipeline	(1.4)
Income from M&NP equity investment	(0.1)

Contribution to consolidated net income – 2011	$6.8

SERVICES, RENEWABLES AND OTHER INVESTMENTS

Services, Renewables and Other Investments includes Emera Energy; EUS; and other strategic investments.

Emera Energy includes:

•	Emera Energy Services, a physical energy business which purchases and sells natural gas and electricity and provides related energy asset management services.

•	Bayside Power, a 260-MW gas-fired merchant electricity generating facility in Saint John, New Brunswick.

•	Emera’s 50 percent joint venture ownership of Bear Swamp, a 600-MW pumped storage hydro-electric facility in northern Massachusetts.

•	EUS is a utility services contractor.

•	Other strategic investments include an 8.2 percent investment in APUC, a 49.999 percent investment in CPUV and a 26.1 percent investment in AHI.

Review of 2011

Emera Energy and EUS are reported on an income before interest expense, net and income tax expense (recovery) (“EBIT”) basis. APUC, AHI and CPUV are reported on an equity income basis.

Services, Renewables and Other Investments Q1 Net Income

millions of Canadian dollars (except per share amounts)	Three months ended March 31
	2011	2010 (adjusted)
Emera Energy	$7.8	$1.2
EUS	0.1	(0.4)
Income from equity investments	0.8	—
Other income (expenses), net	15.1	—
Interest expense, net	0.3	0.7
Income tax expense (recovery)	2.9	0.7

Contribution to consolidated net income (loss)	$20.6	$(0.6)
Bear Swamp after-tax mark-to-market adjustment	$1.2	$(4.3)

Contribution to consolidated net income, absent the Bear Swamp after-tax mark-to-market adjustment	$19.4	$3.7

Contribution to consolidated net income (loss) per common share	$0.18	$(0.01)

Contribution to consolidated net earnings per common share, absent the Bear Swamp after-tax mark-to-market adjustment	$0.17	0.03

Services, Renewables and Other Investments contribution to consolidated net income increased by $21.2 million to net income of $20.6 million in Q1 2011 compared to a loss of $0.6 million in Q1 2010 (adjusted). Highlights of the income changes are summarized in the following table:

millions of Canadian dollars	Three months ended March 31
Contribution to consolidated net income – 2010 (adjusted)	$(0.6)
Emera Energy – a positive change in the fair value of the net derivatives in Bear Swamp and stronger energy marketing results	6.6
Emera Utility Services – Increased due to an additional wind farm contract	0.5
Income from equity investments – Increased due to investments in APUC and California Pacific	0.8
Other income (expenses), net – Increased due to the gain on APUC subscription receipts	15.1
Interest expense, net decrease	0.4
Income tax expense – Increase mainly due to the taxable gain on APUC subscription receipts	(2.2)

Contribution to consolidated net income – 2011	$20.6

CORPORATE

Corporate includes certain corporate-wide functions such as executive management, strategic planning, treasury services, financial reporting, tax planning, business development and corporate governance. Corporate also includes interest expense and income taxes associated with corporate activities.

Review of 2011

Q1 Corporate millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Revenue	$7.4	$7.4
Corporate costs	7.7	4.7
Interest expense	8.7	8.1
Income tax expense (recovery)	(4.3)	(4.5)
Preferred stock dividends	1.7	—

Total corporate	$(6.4)	$(0.9)

Revenue

Revenue consists of intercompany interest from Brunswick Pipeline.

Corporate Costs

Corporate costs increased by $3.0 million to $7.7 million in Q1 2011 compared to $4.7 million in Q1 2010 due to increased deferred compensation costs and corporate activities associated with business growth.

Interest expense

Interest expense increased by $0.6 million to $8.7 million in Q1 2011 compared to $8.1 million in Q1 2010 due to increased short-term debt levels. Increased borrowing to finance acquisitions was partially offset by the proceeds from the issuance of preferred shares in June 2010 and common shares in March 2011.

Preferred Stock Dividends

Preferred stock dividends increased to $1.7 million in Q1 2011 compared to nil in Q1 2010 due to the issuance of preferred shares in June of 2010.

OUTLOOK

Business Environment

Economic Environment

Emera will continue to pursue investment opportunities related to the transformation of the energy industry to lower emissions. Emera has embarked on a significant capital plan to increase the company’s generation from renewable sources, to improve the transmission connections within its service territories, and to expand access to natural gas as Emera transitions to a cleaner, greener company.

Although markets in Maine and Nova Scotia are otherwise mature, the transformation of energy supply to lower emission sources has created the opportunity for organic growth within NSPI and Bangor Hydro. Both companies expect income growth of 3 percent to 5 percent annually over the next five years as new investments are made in renewable generation and transmission.

NSPI

NSPI anticipates earning a regulated ROE within its allowed range in 2011. NSPI continues to implement its strategy, which is focused on regulated investments in renewable energy and system reliability projects, with an annual capital expenditure plan of approximately $380 million in 2011. NSPI expects to finance its capital expenditures with funds from operations, debt and equity.

Maine Utility Operations

Maine Utility Operations USD income is expected to be slightly higher in 2011 due to the recovery of investments in new transmission assets and the acquisition of MAM. In 2011, Bangor Hydro expects to invest approximately $81 million USD, including approximately $56 million USD for major transmission projects.

Caribbean Utility Operations

Emera anticipates increased income from its Caribbean utility operations primarily as a result of its increased investment in GBPC and LPH. Emera expects to invest $115 million in the capital programs of its Caribbean utility operations in 2011.

Pipelines

Pipelines income is expected to be lower in 2011 due to the change in the mark-to-market of currency hedges year-over-year and as a result of capital lease accounting which yields declining income over the life of the asset.

Services, Renewables and Other Investments

Income from Services, Renewables and Other Investments is expected to be higher in 2011 due to the APUC gain on subscription receipts partially offset by higher financing costs. Emera Newfoundland and Labrador plans to invest approximately $25 million in the Maritime Link and the Island Link Transmission Projects in 2011.

Corporate

Corporate is expected to be lower in 2011 due to higher financing costs related to acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

The company generates cash primarily through the generation, transmission and distribution of electricity through its regulated electric utilities. The utilities’ customer bases are diversified by both sales volumes and revenues among customer classes. Circumstances that could affect the company’s ability to generate cash include general economic downturns in our markets, the loss of one or more large customers, regulatory decisions affecting customer rates and changes in environmental legislation. Emera’s subsidiaries are capable of paying dividends to Emera provided they do not breach their debt covenants after giving effect to the dividend payment.

In addition to internally generated funds, Emera and its subsidiaries have, in aggregate; access to $1.3 billion committed syndicated revolving bank lines of credit, of which approximately $600 million is undrawn and available as at March 31, 2011. NSPI has an active commercial paper program for up to $400 million, of which outstanding amounts are 100 percent backed by the bank lines referred to above and this results in an equal amount of credit being considered drawn and unavailable.

As at March 31, 2011, the outstanding short-term debt is as follows:

millions of dollars	Maturity	Credit Line Committed	Utilized	Undrawn and Available
Emera – Operating and acquisition credit facility	June 2013 –Revolver	$600	$378	$222
NSPI – Operating credit facility	June 2013 – Revolver	600	270	330
Bangor Hydro – in USD – Operating credit facility	September 2013 – Revolver	80	40	40
Other – in USD – Operating credit facilities	Various	40	14	26

Emera and its subsidiaries have debt covenants associated with their credit facilities. Covenants are tested regularly and the Company is in compliance with covenant requirements.

TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, Emera purchased natural gas transportation capacity totaling $12.9 million (2010 – $13.5 million) during the three months ended March 31, 2011 from M&NP, an investment under significant influence of the Company. The amount is recognized in “Regulated fuel for generation and purchased power” or netted against energy marketing margin in “Non-regulated operating revenues”, and is measured at the exchange amount. As at March 31, 2011, the amount payable to the related party was $3.9 million (December 31, 2010 – $3.9 million), and is under normal interest and credit terms.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The company manages its exposure commodity price, foreign exchange and interest rate risks in accordance with the company’s established risk management policies and procedures. The company uses financial instruments consisting mainly of foreign exchange forwards, interest rate options and swaps, and coal, oil and gas options and swaps. In addition, the company has contracts for the physical purchase and sale of natural gas, and physical and financial contracts held-for-trading (“HFT”). Collectively these contracts are considered “derivatives”.

The company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that meet the normal purchases and normal sales (“NPNS”) exception. A physical contract generally qualifies for the NPNS exception if the transaction is reasonable in relation to the company’s business needs, if the counterparty owns or controls resources within the proximity to allow for physical delivery, the company intends to receive physical delivery of the commodity, and the company deems the counterparty credit worthy. The company continually assesses contracts designated under the NPNS exception and will discontinue the treatment of these contracts under this exception where the criteria are no longer met.

Derivatives qualify for hedge accounting if the derivatives the meet stringent documentation requirements, and can be proven to effectively hedge the identified risk both at the inception and over the term of the instrument. Specifically, for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to “AOCI” and recognized in income in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of the cash flow hedges is recognized in net income in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivatives are recognized at fair value with any changes in fair value recognized in net income in the reporting period, unless deferred as a result of regulatory accounting.

Derivatives entered into by NSPI that are documented as economic hedges, and for which the NPNS exception has not been taken, receive regulatory deferral as approved by the UARB. These derivatives are recorded at fair value on the balance sheet. The change in fair value of the derivatives is deferred to a regulatory asset or liability. The gain or loss is recognized when the derivatives settle.

The company’s HFT derivatives are recorded on the balance sheet at fair value, with changes normally recorded in net income of the period, unless deferred as a result of regulatory accounting. The company has not designated any derivatives to be included in the HFT category.

Hedging Items Recognized on the Balance Sheet

The company has the following categories on the balance sheet related to derivatives in valid hedging relationships:

millions of dollars	March 31 2011	December 31 2010 (adjusted)
Derivative instrument assets (current and other assets)	$9.1	$7.0
Derivative instrument liabilities (current and other long-term liabilities)	(15.7)	(18.3)

	$(6.6)	$(11.3)

Hedging Impact Recognized in Net Income

The Company recognized in net income the following gains (losses) related to the effective portion of hedging relationships under the following categories:

millions of dollars	Three months ended March 31
	2011	2010 (adjusted)
Regulated operating revenues increase	$0.6	—
Non-regulated fuel and purchased power increase	(1.0)	$(1.9)
Other income (expenses), net increase	0.1	—

Effectiveness losses	$(0.3)	$(1.9)

The effectiveness gains and losses reflected in the above table would be offset in net income by the change in the hedged item realized in the period.

The Company recognized in net income the following gains (losses) related to the ineffective portion of hedging relationships under the following categories:

millions of dollars	Three months ended March 31
	2011	2010 (adjusted)
Non-regulated fuel and purchased power increase	$(0.6)	—

Ineffectiveness losses	$(0.6)	—

Regulatory Items Recognized on the Balance Sheet

The Company has the following categories on the balance sheet related to derivatives receiving regulatory deferral:

millions of Canadian dollars	March 31 2011	December 31 2010 (adjusted)
Derivative instrument assets (including current and other assets)	$57.9	$59.9
Regulatory assets (including current and other assets)	35.7	34.2
Derivative instrument liabilities (including current and long-term liabilities)	(35.7)	(34.2)
Regulatory liabilities (including current and long-term liabilities)	(57.9)	(59.9)

	—	—

Regulatory Impact Recognized in Net Income

The Company recognized in net income the following gains (losses) related to derivatives receiving regulatory deferral under the following categories:

millions of Canadian dollars	Three months ended March 31
	2011	2010 (adjusted)
Other income (expenses), net increase	—	$1.0
Regulated fuel for generation and purchased power increase	$(15.6)	(37.1)

Total losses	$(15.6)	$(36.1)

Held-for-trading Items Recognized on the Balance Sheet

The company has the following categories on the balance sheet related to HFT derivatives:

millions of dollars	March 31 2011	December 31 2010 (adjusted)
Derivative instruments (current and other assets)	$15.5	$18.8
Derivative instruments (current and long-term liabilities)	(10.7)	(13.2)

Net asset	$4.8	$5.6

Held-for-trading Derivatives Recognized in Net Income

The company has recognized the following realized and unrealized gains and losses with respect to HFT derivatives in net income:

millions of dollars	Three months ended March 31
	2011	2010 (adjusted)
Non-regulated operating revenues increase	$6.6	$4.7
Other income (expenses), net increase (decrease)	—	(0.7)

Total gains	$6.6	$4.0

The company has a derivative related to Bear Swamp, as discussed in the Significant Items section, where no observable market exists, therefore modeling techniques are employed using assumptions reflective of current market rates, yield curves and forward prices, as applicable, to interpolate certain prices.

DISCLOSURE AND INTERNAL CONTROLS

The company, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, has designed as of March 31, 2011 disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

As permitted by NI 52-109, the company has limited the scope of its design of DC&P and ICFR by excluding the controls, policies and procedures at LPH, which was acquired on January 25, 2011, GBPC, which was acquired on December 22, 2010, and MAM, which was acquired on December 21, 2010. Summary financial information about these acquisitions is included in Note 14 of the Unaudited Consolidated Financial Statements for the three month period ended March 31, 2011 and 2010. The relative size of these entities has not materially changed since their respective acquisition dates.

Pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002 (“SOX”), as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the requirement under Section 404(b) of SOX to file an auditor attestation report on an issuer’s ICFR does not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer, as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended. Emera and NSPI are currently not accelerated filers or large accelerated filers and therefore are not required to file attestation reports on their respective ICFR.

SUMMARY OF QUARTERLY RESULTS

For the quarter ended millions of dollars (except earnings per common share)	Q1 2011	Q4 2010 (adjusted)	Q3 2010 (adjusted)	Q2 2010 (adjusted)	Q1 2010 (adjusted)	Q4 2009 (adjusted)	Q3 2009 (adjusted)	Q2 2009 (adjusted)
Total operating revenues	$554.6	$408.9	$394.1	$364.6	$438.5	$400.1	$344.1	$337.3
Net income attributable to common shareholders	123.6	24.1	40.3	48.5	77.8	37.8	42.6	45.4
Earnings per common share – basic	1.06	0.21	0.35	0.43	0.68	0.33	0.38	0.40
Earnings per common share – diluted	1.03	0.21	0.34	0.42	0.67	0.33	0.37	0.39

Quarterly total revenues and net income attributable to common shareholders are affected by seasonality, with Q1 and Q4 the strongest periods, reflecting colder weather and fewer daylight hours at those times of year. Quarterly results are also affected by items outlined in the Significant Item section.